UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

Commission File Number 000-19182

                                                Nord Pacific Limited
(Translation of registrant's name into English)

                             2727 San Pedro, NE, #116, Albuquerque, NM 87110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          NORD PACIFIC LIMITED
                  (Registrant)

Date August 27, 2004	By: /s/ Mark R. Welch Mark R. Welch President and Chief Executive Officer

EXHIBIT

Exhibit	Description of Exhibit

1

Nord Pacific Limited Unaudited Consolidated Financial Statements for Quarters Ended June 30, 2004 and June 30, 2003 prepared in accordance with Canadian GAAP with notes thereto and Management's Discussion and Analysis  for the same period.